UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACIES CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

004507109
(CUSIP Number)

Theodore Ferrara
14 Wall Street, Suite 1620
New York, New York 10005
Telephone: (800) 361-5540

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Theodore Ferrara.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
Number of
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each
Reporting
Person With	| 9 | Sole Dispositive Power
7,190,331

| 10 | Shared Dispositive Power

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
7,190,331

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
9.7%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Acies Corporation (the “Company”).  The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Theodore Ferrara.  Mr. Ferrara’s business address is 14 Wall Street, Suite 1620, New York, New York 10005.  Mr. Ferrara is the Director and President of Rite Holdings, Inc. and the Director of the Company.  Mr. Ferrara is deemed to beneficially own the shares of common stock held by Rite Holdings, Inc.

(d)-(e)  During the last five years, Mr. Ferrara: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Ferrara is a citizen of the United States..

Item 3. Source of Amount of Funds or Other Compensation

N/A

Item 4. Purpose of Transaction

As stated in the Company’s Report on Form 8-K filed with the Commission on July 11, 2008, Rite Holdings, Inc. entered into a Proxy Agreement with Oleg Firer, the President and Chief Executive Officer of the Company, on or around June 18, 2008, pursuant to which Rite Holdings, Inc. provided Mr. Firer the sole right to direct the vote of the shares held by Rite Holdings, Inc., pursuant to the terms and conditions of the Proxy Agreement.

On July 17, 2008, the Board of Directors of the Company approved a decrease in the number of Directors of the Company from four (4) to two (2) and appointed Theodore Ferrara as a Director of the Company to fill the one remaining vacancy on the Board.

Mr. Ferrara, through Rite Holdings, Inc., acquired the voting rights to the 7,190,331 shares for general investment purposes.  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Ferrara may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than what was described in Item 3, Mr. Ferrara does not currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a material change in the present capitalization or dividend policy of the Company;

(e)	other material changes in the Company’s business or corporate structure;

(f)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Ferrara does not have any plans or proposals which relate to or result in:

(g)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

(i)	any action similar to any of those enumerated in (h) through (i), above; or

(j)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Ferrara, through his control of Rite Holdings, Inc., beneficially owns 7,190,331 shares of the Company, which collectively represents a total of 9.7% of the total issued and outstanding shares of the Company, based on 73,984,095 shares of the Company issued and outstanding as of the filing of this Schedule 13D.

(b)
Mr. Ferrara currently has the sole power to vote none of the 7,190,331 of the shares beneficially owned by Mr. Ferrara and Rite Holdings, Inc. pursuant to the Proxy Agreement entered into with Mr. Firer, as described above.  However, were Rite Holdings, Inc. or Mr. Firer to terminate that Proxy Agreement and/or when the Proxy Agreement terminates after its stated term, Mr. Ferrara, through his control of Rite Holdings, Inc. will have sole voting power over the 7,190,331 shares held by Rite Holdings, Inc.

(c)	None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 7,190,331 shares individually beneficially owned by Mr. Ferrara.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

 None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2008

By: /s/ Theodore Ferrara
Theodore Ferrara